Kalos Capital, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities		
Cash received from customers	$	28,055,782
Cash paid to suppliers and employees		(25,666,478)
Net cash provided by operating activities		2,389,304
Cash flows from financing activities		
Distributions paid		(1,789,670)
Net cash used in financing activities		(1,789,670)
Net increase in cash		599,634
Cash, beginning of year		917,866
Cash, end of year	$	1,517,500
Reconciliation of income to net cash provided by operating activities		
Net income	$	2,674,350
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in restricted cash		(290,680)
Increase in commissions receivable		(1,584,017)
Increase in accounts receivable		(36,632)
Increase in prepaid expenses		(81,919)
Increase in accounts payable and accrued expenses		67,063
Increase in commissions payable		1,641,139
Net cash provided by operating activities	$	2,389,304

The accompanying notes are an integral part of these financial statements.